September 9, 2019

James R. Arnold
Chief Financial Officer
NextGen Healthcare, Inc.
18111 Von Karman Avenue
Suite 800
Irvine, CA 92612

       Re: NextGen Healthcare, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2019
           Filed May 29, 2019
           File No. 001-12537

Dear Mr. Arnold:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services